UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010
Commission File Number: No. 000-53122

SGOCO TECHNOLOGY, LTD
(Exact name of the Registrant as specified in its charter)
Formally known as Hambrecht Asia Acquisition Corp.

SGOCO Technology Park Loushan, Jinjiang City Fujian, China 362200 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On March 11, 2010, the shareholders of Hambrecht Asia Acquisition Corp. approved the change of the Company’s name to SGOCO Technology, Ltd.  The name change was effective upon completion of certain filings in the Cayman Islands on March 16, 2010.  As part of implementing the name change, the Company applied to the Financial Industry Regulatory Authority (FINRA) to change the trading symbols for the Company’s Ordinary Shares and Warrants to purchase Ordinary Shares to reflect the Company’s new name.  Each Warrant entitles the holders to purchase one Ordinary Share for an exercise price of $8.00 at any time prior to March 12, 2014 (unless redeemed prior to that date).

On May 24, 2010, the Company received notice from FINRA that its symbols on the OTC Bulletin Board will change, effective at the open of business on May 25, 2010, from HMAQF to SGTLF for the Ordinary Shares and from HMAWF to SGTWF for the Warrants.

A copy of the press release, dated May 26, 2010 related to the symbols change is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Technology, Ltd.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer

Date:  May 26, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press release, dated May 26, 2010